# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELA Bio, Inc., CIK 0001561921
CUSIP: 872381108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001212897

## Reporting persons
- North Run Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,528,296; sole dispositive power 0; shared dispositive power 3,528,296; aggregate amount beneficially owned 3,528,296 (7.8% of the class)
- North Run Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,528,296; sole dispositive power 0; shared dispositive power 3,528,296; aggregate amount beneficially owned 3,528,296 (7.8% of the class)
- North Run - Due North Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,528,296; sole dispositive power 0; shared dispositive power 3,528,296; aggregate amount beneficially owned 3,528,296 (7.8% of the class)
- North Run GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,528,296; sole dispositive power 0; shared dispositive power 3,528,296; aggregate amount beneficially owned 3,528,296 (7.8% of the class)
- Todd B. Hammer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,528,296; sole dispositive power 0; shared dispositive power 3,528,296; aggregate amount beneficially owned 3,528,296 (7.8% of the class)
- Thomas B. Ellis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,528,296; sole dispositive power 0; shared dispositive power 3,528,296; aggregate amount beneficially owned 3,528,296 (7.8% of the class)
- Michael Bosco: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,528,296; sole dispositive power 0; shared dispositive power 3,528,296; aggregate amount beneficially owned 3,528,296 (7.8% of the class)

## Item 1. Issuer
Name of issuer: TELA Bio, Inc.
Address of issuer's principal executive offices: 1 Great Valley Parkway, Suite 24, Malvern, PA 19355

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of North Run Capital, LP, a Delaware limited partnership (the "Investment Manager"), North Run Advisors, LLC, a Delaware limited liability company ("North Run"), North Run - Due North Partners, LP, a Delaware limited partnership ("Due North"), North Run GP, LP, a Delaware limited partnership (the "GP"), Todd B. Hammer, Thomas B. Ellis and Michael Bosco (collectively, the "Reporting Persons").The Investment Manager is the investment manager of certain private pooled investment vehicles, including Due North. Todd B. Hammer, Thomas B. Ellis and Michael Bosco are the limited partners of Due North. This Schedule 13G relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of TELA Bio, Inc., a Delaware corporation (the "Issuer"), held by the Due North.
Address of principal business office or, if none, residence: For all Filers: 867 Boylston St., 5th Floor #1361, Boston, MA 02116.
Citizenship:
(1) North Run Capital, LP is a Delaware limited partnership.
(2) North Run Advisors, LLC is a Delaware limited liability company.
(3) North Run - Due North Partners, LP is a Delaware limited partnership.
(4) North Run GP, LP is a Delaware limited partnership.
(5) Todd B. Hammer is a U.S. citizen.
(6) Thomas B. Ellis is a U.S. citizen.
(7) Michael Bosco is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Investment Manager, North Run, Todd B. Hammer, Thomas B. Ellis, Michael Bosco, Due North and the GP may be deemed the beneficial owners of 3,528,296 shares of Common Stock as of September 30, 2026.
Percent of class: The Investment Manager, North Run, Todd B. Hammer, Thomas B. Ellis, Michael Bosco, Due North and the GP may be deemed the beneficial owners of approximately 7.8% of the outstanding shares of Common Stock as of September 30, 2026. The percent of class is based upon 45,143,410 shares of Common Stock outstanding as of September 1, 2026, as reported in the Issuer's proxy statement filed with the Securities and Exchange Commission on September 14, 2026.
Sole power to vote or to direct the vote: Not applicable.
Shared power to vote or to direct the vote: The Investment Manager, North Run, Todd B. Hammer, Thomas B. Ellis, Michael Bosco, Due North and the GP have the shared power to vote the 3,528,296 shares of Common Stock beneficially owned as of September 30, 2026.
Sole power to dispose or to direct the disposition: Not applicable.
Shared power to dispose or to direct the disposition: The Investment Manager, North Run, Todd B. Hammer, Thomas B. Ellis, Michael Bosco, Due North and the GP have the shared power to dispose of the 3,528,296 shares of Common Stock beneficially owned as of September 30, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- North Run Capital, LP: /s/ Michael Fisher, Michael Fisher / Attorney-in-Fact for Thomas B. Ellis and Todd B. Hammer, Members of General Partner (11/13/2026)
- North Run Advisors, LLC: /s/ Michael Fisher, Michael Fisher / Attorney-in-Fact for Thomas B. Ellis and Todd B. Hammer, Members (11/13/2026)
- North Run - Due North Partners, LP: /s/ Michael Fisher, Michael Fisher/ Attorney-in-Fact for Thomas B. Ellis, Todd B. Hammer and Michael Bosco Members of General Partner (11/13/2026)
- North Run GP, LP: /s/ Michael Fisher, Michael Fisher / Attorney-in-Fact for Thomas B. Ellis and Todd B. Hammer, Members of General Partner (11/13/2026)
- Todd B. Hammer: /s/ Michael Fisher, Michael Fisher, Attorney-in-Fact (11/13/2026)
- Thomas B. Ellis: /s/ Michael Fisher, Michael Fisher, Attorney-in-Fact (11/13/2026)
- Michael Bosco: /s/ Michael Fisher, Michael Fisher, Attorney-in-Fact (11/13/2026)